Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019 AND 2018

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Sales (note 22)	$67,908	$73,666	$126,899	$144,108
Cost of sales (note 23)	44,930	42,274	82,434	81,379
Mine operating income	22,978	31,392	44,465	62,729

Selling, general and administration (note 24)	6,963	8,040	13,484	14,935
Exploration and evaluation	329	284	515	353
Share of loss (income) of equity-accounted investee (note 11)	58	46	129	(195)
Foreign exchange (gain) loss	(199)	(465)	3,463	1,711
Other expenses	116	1,115	250	1,125
	7,267	9,020	17,841	17,929
Operating Income	15,711	22,372	26,624	44,800

Interest and finance (costs) income, net (note 25)	(107)	215	36	(265)
Gain (loss) on financial assets and liabilities carried at fair value	338	2,497	(1,223)	2,869
	231	2,712	(1,187)	2,604
Income before taxes	15,942	25,084	25,437	47,404

Income tax
Current income tax expense	9,912	12,218	18,513	21,964
Deferred income tax (recovery) expense	(4,249)	1,715	(5,598)	535
	5,663	13,933	12,915	22,499

Net income for the period	$10,279	$11,151	$12,522	$24,905

Earnings per share (note 21)
Basic	$0.07	$0.07	$0.08	$0.16
Diluted	$0.07	$0.07	$0.08	$0.16

Weighted average number of common shares outstanding (000's)
Basic	160,215	159,679	160,093	159,658
Diluted	162,656	160,194	161,933	159,975

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited - Presented in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net income for the period	$10,279	$11,151	$12,522	$24,905

Items that will remain permanently in other comprehensive income:
Changes in fair value of marketable securities, net of $nil tax	-	-	-	(69)
Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	(531)	286	(792)	180
Total other comprehensive income for the period	(531)	286	(792)	111
Comprehensive income for the period	$9,748	$11,437	$11,730	$25,016

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Presented in thousands of US dollars)

	June 30,	December 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$77,220	$90,503
Short term investments	-	72,824
Accounts and other receivables (note 5)	36,832	32,769
Inventories (note 6)	15,917	14,386
Other current assets (note 7)	4,284	7,341
Assets held for sale (note 8)	1,069	1,097
	135,322	218,920
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 9)	333,066	312,800
Plant and equipment (note 10)	276,658	192,200
Long-term receivables and other (note 12)	30,323	15,241
Deposits and advances to contractors (note 13)	43,793	43,079
Investment in associates (note 11)	4,148	4,277
Total assets	$823,310	$786,517

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$65,034	$48,734
Income taxes payable	7,520	8,358
Current portion of lease obligations (notes 3 and 16)	6,785	3,395
Current portion of closure and reclamation provisions (note 18)	1,992	841
	81,331	61,328
NON-CURRENT LIABILITIES
Credit facility	69,363	69,302
Deferred tax liabilities	25,847	31,444
Closure and reclamation provisions (note 18)	20,367	15,102
Lease obligations (notes 3 and 16)	8,337	5,371
Other liabilities (note 17)	1,176	1,166
Total liabilities	206,421	183,713

EQUITY
Share capital (note 20)	422,145	420,467
Reserves	18,831	18,946
Retained earnings	175,913	163,391
Total equity	616,889	602,804

Total liabilities and equity	$823,310	$786,517

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited - Presented in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income for the period	$10,279	$11,151	$12,522	$24,905
Items not involving cash
Depletion and depreciation	12,321	11,947	22,230	22,591
Accretion	145	194	321	372
Income tax	5,663	13,933	12,915	22,499
Share based payments expense, net of cash settlements	671	1,112	607	(2,040)
Share of loss (income) of equity-accounted investee (note 11)	58	46	129	(195)
Unrealized foreign exchange loss (gain)	477	(376)	590	548
Unrealized foreign exchange loss (gain), Lindero Project	(711)	-	2,176	-
Unrealized loss (gain) on financial assets carried at fair value	309	(2,787)	2,646	(4,153)
Write-downs and other	23	1,200	42	1,873
	29,235	36,420	54,178	66,400
Accounts and other receivables	2,101	(2,232)	(3,702)	5,003
Prepaid expenses	1,309	282	1,695	569
Inventories	673	213	(1,125)	(586)
Trade and other payables	(2,166)	(5,592)	(1,924)	(7,046)
Closure and rehabilitation payments	(64)	(97)	(191)	(200)
Cash provided by operating activities	31,088	28,994	48,931	64,140
Income taxes paid	(6,006)	(7,518)	(20,005)	(22,698)
Interest paid	(1,559)	(359)	(2,808)	(738)
Interest received	475	772	1,816	1,540
Net cash provided by operating activities	23,998	21,889	27,934	42,244

INVESTING ACTIVITIES
Purchases of short-term investments	(475)	(96,032)	-	(142,328)
Redemptions of short-term investments	-	45,669	71,008	74,401
Investments in marketable securities	-	(624)	-	(624)
Expenditures on Lindero Project	(51,174)	(7,567)	(76,987)	(11,763)
Additions to mineral properties, plant and equipment	(5,564)	(8,696)	(13,349)	(15,705)
Deposits and advances to contractors, net	9,087	(21,063)	(714)	(23,196)
Proceeds from sale of assets	4	8	229	8
Long-term receivables	(9,241)	(2,073)	(17,170)	(2,348)
Cash used in investing activities	(57,363)	(90,378)	(36,983)	(121,555)

FINANCING ACTIVITIES
Transaction costs on debt modification	-	-	-	(792)
Proceeds from issuance of common shares	-	396	-	396
Payments of lease obligations	(1,867)	(363)	(3,796)	(906)
Cash (used in) provided by financing activities	(1,867)	33	(3,796)	(1,302)
Effect of exchange rate changes on cash and cash equivalents	(489)	(72)	(438)	(6)
Decrease in cash and cash equivalents during the period	(35,721)	(68,528)	(13,283)	(80,619)
Cash and cash equivalents, beginning of the period	112,941	170,983	90,503	183,074
Cash and cash equivalents, end of the period	$77,220	$102,455	$77,220	$102,455

Cash and cash equivalents consist of:
Cash	$25,160	$22,219	$25,160	$22,219
Cash equivalents	52,060	80,236	52,060	80,236
Cash and cash equivalents, end of the period	$77,220	$102,455	$77,220	$102,455

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Presented in thousands of US dollars, except for number of shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2019	159,939,595	$420,467	$17,882	$(9)	$(42)	$1,115	$163,391	$602,804
Total comprehensive income
Net income for the period	-	-	-	-	-	-	12,522	12,522
Other comprehensive loss	-	-	-	(792)	-	-	-	(792)
Total comprehensive income	-	-	-	(792)	-	-	12,522	11,730

Transactions with owners of the Company
Shares issued for share units	351,958	1,678	(1,678)	-	-	-	-	-
Share-based payments (notes 19 and 20)	-	-	2,355	-	-	-	-	2,355
	351,958	1,678	677	-	-	-	-	2,355

Balance at June 30, 2019	160,291,553	$422,145	$18,559	$(801)	$(42)	$1,115	$175,913	$616,889

Balance at January 1, 2018	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584
Total comprehensive income
Net income for the period	-	-	-	-	-	-	24,905	24,905
Other comprehensive income	-	-	-	180	(69)	-	-	111
Total comprehensive income	-	-	-	180	(69)	-	24,905	25,016

Transactions with owners of the Company
Shares issued for share units	78,150	389	(389)	-	-	-	-	-
Exercise of warrants	85,184	793	(396)	-	-	-	-	397
Share-based payments (notes 19 and 20)	-	-	2,165	-	-	-	-	2,165
	163,334	1,182	1,380	-	-	-	-	2,562

Balance at June 30, 2018	159,800,317	$419,350	$16,106	$327	$(42)	$1,115	$154,306	$591,162

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

1.	Nature of Operations

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project (“Lindero Project”) in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, except for the adoption of new standards effective as of January 1, 2019 (Note 3). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

On August 6, 2019, the Company's Board of Directors approved these interim financial statements for issuance.

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 27) at the end of each reporting period.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

3.	Significant Accounting Policies and Adoption of New Accounting Standards

a)  IFRS 16 Leases

The Company adopted IFRS 16 effective January 1, 2019. The following is the new accounting policy for leases under IFRS 16.

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated depreciation, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is depreciated from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	the exercise price under a purchase option that the Company is reasonably certain to exercise;
•	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and
•	penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in the consolidated statement of income in the period in which they are incurred.

The ROU assets are presented within “Plant and equipment” and the lease liabilities are presented in “Lease obligations” on the balance sheet.

b) Adoption of IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right of use asset and liabilities for leases with less than 12 months of lease term;
•	Excluded initial direct cost from measuring the right of use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains an option to extend or terminate the lease.

At transition to IFRS 16, for those leases classified as operating leases under IAS 17, the lease liabilities were measured at the present value of the remaining lease payments and discounted using each operation’s applicable incremental borrowing rate as of January 1, 2019. As a result, the Company, as a lessee, has recognized $7,316 within Lease Obligations representing its obligation to make lease payments. ROU assets of the same amount were recognized within Plant and Equipment, representing its right to use the underlying assets. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.32%.

The Company leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the ROU asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The following table summarizes the difference between operating lease commitments disclosed immediately preceding the date of initial application and lease liabilities recognized on the balance sheet at the date of initial application:

Operating lease obligations as at December 31, 2018	$2,553
Leases with lease term of 12 months or less and low value assets	(825)
Embedded leases identified in existing service contracts	6,162
Effect of discounting at incremental borrowing rate	(574)
Lease liabilities recognized as at January 1, 2019	7,316
Lease liabilities from finance leases previously recorded in lease obligations	8,767
Total lease liabilities as at January 1, 2019	16,083
Less current portion	6,120
Non-current portion	$9,963

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

c) Adoption of IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting for a tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its interim financial statements.

4.	Use of Estimates, Assumptions and Judgements

The preparation of these interim financial statements requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such estimates, assumptions and judgements are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such estimates, assumptions and judgements are pervasive throughout the interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and six months ended June 30, 2019, the Company applied the critical estimates, assumptions and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2018, except for the new significant estimates, assumptions and judgements related to lessee accounting under IFRS 16, which are described below.

Significant estimates, assumptions and judgments made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgments over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

5.	Accounts and Other Receivables

	June 30,	December 31,
	2019	2018
Trade receivables from concentrate sales	$26,390	$28,132
Advances and other recoverables	3,430	3,179
Value added taxes recoverable	7,012	1,458
Accounts and other receivables	$36,832	$32,769

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at June 30, 2019 or December 31, 2018.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

6.	Inventories

	June 30,	December 31,
	2019	2018
Concentrate stockpiles	$2,180	$1,671
Ore stockpiles	4,700	3,166
Materials and supplies	9,037	9,549
Inventories	$15,917	$14,386

During the three and six months ended June 30, 2019, the Company expensed $44,279 and 81,065 (three and six months ended June 30, 2018 – $41,846 and $80,319) of inventories to cost of sales.

7.	Other current assets

	June 30,	December 31,
	2019	2018
Derivative assets	$-	$2,646
Income tax recoverable	700	136
Prepaid expenses	3,584	4,559
Other current assets	$4,284	$7,341

8.	Assets held for sale

Changes to assets held for sale during the six months ended June 30, 2019 are as follow:

Balance as at December 31, 2017	$1,701
Transfer from property, plant and equipment	194
Dispositions	(107)
Write-downs	(691)
Balance at December 31, 2018	1,097
Dispositions	(28)
Balance at June 30, 2019	$1,069

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

9.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885
Additions	3,518	4,297	15,501	1,877	25,193
Changes in closure and reclamation provision	182	151	5,707	-	6,040
Balance at June 30, 2019	$125,325	$180,057	$177,062	$9,674	$492,118

ACCUMULATED DEPLETION
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085
Depletion	2,895	8,072	-	-	10,967
Balance at June 30, 2019	$71,102	$87,950	$-	$-	$159,052

Net Book Value at June 30, 2019	$54,223	$92,107	$177,062	$9,674	$333,066

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171
Additions	8,240	12,035	14,782	3,647	38,704
Changes in closure and reclamation provision	716	(624)	918	-	1,010
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885

ACCUMULATED DEPLETION
Balance at December 31, 2017	$61,053	$63,506	$-	$-	$124,559
Depletion	7,154	16,372	-	-	23,526
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085

Net Book Value at December 31, 2018	$53,418	$95,731	$155,854	$7,797	$312,800

During the three and six months ended June 30, 2019, the Company capitalized $1,119 and $1,842 (three and six months ended June 30, 2018 - $157 and $292) of interest related to the construction of the Lindero Project.

The assets of the Caylloma Mine, San Jose Mine and the Lindero Project and their holding companies, are pledged as security under the Company’s credit facility.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

10.	Plant and Equipment

	Machinery and equipment	Buildings and leasehold improvements	Furniture, other equipment and transport units	Assets under lease [1]	Capital work in progress - Lindero	Capital work in progress - “Other”	Total
COST
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087
Initial adoption IFRS 16 (note 3(b))	-	-	-	7,316	-	-	7,316
Balance at January 1, 2019	$74,188	$141,318	$11,066	$20,727	$52,964	$6,140	$306,403
Additions	511	160	2,364	2,591	81,004	3,757	90,387
Changes in closure and reclamation provision	140	-	-	-	-	-	140
Disposals	(316)	-	(23)	-	-	-	(339)
Reclassifications	140	7,615	1,320	-	(1,754)	(7,321)	-
Balance at June 30, 2019	$74,663	$149,093	$14,727	$23,318	$132,214	$2,576	$396,591

ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887
Disposals	(89)	-	(23)	-	-	-	(112)
Depreciation	3,617	6,118	929	2,494	-	-	13,158
Balance, June 30, 2019	$39,371	$71,665	$6,296	$2,601	$-	$-	$119,933

Net Book Value at June 30, 2019	$35,292	$77,428	$8,431	$20,717	$132,214	$2,576	$276,658

(1)	The Company leases various pieces of equipment that were previously classified as finance leases under IAS 17. For these finance leases the carrying amount at January 1, 2019 under IFRS 16 of the right-of-use asset of $13,411 and the lease liability of $8,767 were determined based on the carrying amount of the asset under finance lease and finance lease liability, respectively, under IAS 17 immediately before that date.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Machinery and equipment	Buildings and leasehold improvements	Furniture, other equipment and transport units	Equipment under finance lease	Capital work in progress - Lindero	Capital work in progress - “Other”	Total
COST
Balance at December 31, 2017	$62,217	$131,738	$7,478	$7,295	$4,360	$8,561	$221,649
Additions	3,122	390	7,405	-	59,356	8,858	79,131
Changes in closure and reclamation provision	550	-	-	-	-	-	550
Disposals	(1,859)	-	(358)	(26)	-	-	(2,243)
Reclassifications	10,158	9,190	(3,459)	6,142	(10,752)	(11,279)	-
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087

ACCUMULATED DEPRECIATION
Balance at December 31, 2017	$27,570	$52,353	$4,552	$3,510	$-	$-	$87,985
Disposals	(1,719)	-	(295)	(26)	-	-	(2,040)
Reclassifications	3,152	538	18	(3,708)	-	-	-
Depreciation	6,840	12,656	1,115	331	-	-	20,942
Balance, December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887

Net Book Value at December 31, 2018	$38,345	$75,771	$5,676	$13,304	$52,964	$6,140	$192,200

11.	Investment in Associates

As at June 30, 2019, investments in associates were comprised of:

	Proportion of ownership held		Market Value ($C)
Name	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Medgold Resources Corp. ("Medgold")	22%	22%	$2,108	$2,740
Prospero Silver Corp. ("Prospero")	27%	27%	$927	$927

Medgold and Prospero are Canadian public companies which both trade on the TSX Venture Exchange under the ticker symbols MED and PSL, respectively, and are quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia and Prospero’s principal business activity is the acquisition and exploration of resource properties in Mexico.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Medgold	Prospero	Total
Balance at December 31, 2017	$2,694	-	$2,694
Prospero shares and warrants presented as marketable securities, December 31, 2017	-	556	556
Fair value adjustments prior to May 18, 2018	-	(99)	(99)
Exercise of warrants	-	624	624
Purchase of additional shares	249	274	523
Share of net income (loss)	132	(153)	(21)
Balance at December 31, 2018	3,075	1,202	4,277
Share of net loss	(92)	(37)	(129)
Balance at June 30, 2019	$2,983	$1,165	$4,148

12.	Long-Term Receivables and Other

	June 30,	December 31,
	2019	2018
Value added tax recoverable – Lindero (1)	$28,330	$15,241
Income tax recoverable - SUNAT (note 29 (d))	1,321	-
Other income tax recoverable	237	-
Other prepaid expenses	435	-
Long-Term Receivables	$30,323	$15,241

(1)	The Company expects to recover the value added tax amount after commercial production at the Lindero Project has commenced.

13.	Deposits and Advances to Contractors

As at June 30, 2019, the Company has provided advances of $43,569 (December 31, 2018 – $42,938) to contractors related to the construction of the Lindero Project and $224 (December 31, 2018 – $141) on other capital projects at the Caylloma Mine.

14.	Trade and Other Payables

	June 30,	December 31,
	2019	2018
Trade accounts payable	$12,300	$14,099
Lindero construction payables	34,882	13,549
Refundable deposits to contractors	1,324	1,091
Payroll payable	9,152	12,696
Mining royalty	449	890
Value added taxes payable	350	-
Interest payable	180	189
Due to related parties (note 15)	10	17
Other payables	2,041	931
Derivative liability	1,017	224
Deferred share units payable (note 19 (a))	2,741	3,116
Restricted share units payable (note 19 (b))	588	1,932
Total trade and other payables	$65,034	$48,734

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

15.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and six months ended June 30, 2019 and 2018:

a) Purchase of Goods and Services

During the three and six months ended June 30, 2019 and 2018, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Personnel costs	$2	$21	$5	$93
General and administrative expenses	28	14	113	159
	$30	$35	$118	$252

The Company has outstanding balances payable with Gold Group Management Inc. of $10 as at June 30, 2019 (December 31, 2018 - $17). Amounts due to related parties are due on demand, and are unsecured.

b) Key Management Personnel

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Salaries and benefits	$1,719	$1,102	$3,086	$1,937
Directors fees	186	101	362	369
Consulting fees	22	36	56	70
Share-based payments	132	2,331	1,478	3,578
	$2,059	$3,570	$4,982	$5,954

16.	Lease Obligations

	Minimum lease payments
	June 30,	December 31,
	2019	2018
Less than one year	$7,633	$3,912
Between one and five years	8,787	5,744
	16,420	9,656
Less: future finance charges	(1,298)	(890)
Present value of minimum lease payments	$15,122	$8,766

Presented as:
Current portion	$6,785	$3,395
Non-current portion	8,337	5,371

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

17.	Other Liabilities

	June 30,	December 31,
	2019	2018
Restricted share units (note 19)	$94	$125
Other non-current liabilities	1,082	1,041
	$1,176	$1,166

18.	Reclamation and Closure Provisions

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance December 31, 2018	$10,800	$3,716	$1,427	$15,943
Changes in estimate	322	152	5,706	6,180
Reclamation expenditures	(131)	(59)	-	(190)
Accretion	178	143	25	346
Effect of foreign exchange changes	-	80	-	80
Balance June 30, 2019	11,169	4,032	7,158	22,359
Less: Current portion	1,830	162	-	1,992
Non-current portion	$9,339	$3,870	$7,158	$20,367

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance January 1, 2018	$9,624	$4,100	$509	$14,233
Changes in estimate	1,266	(624)	896	1,538
Reclamation expenditures	(559)	(123)	-	(682)
Accretion	469	361	22	852
Effect of foreign exchange changes	-	2	-	2
Balance December 31, 2018	10,800	3,716	1,427	15,943
Less: Current portion	682	159	-	841
Non-current portion	$10,118	$3,557	$1,427	$15,102

Reclamation and closure provisions represent the present value of reclamation costs related to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of reclamation and closure obligations during the three and six months ended June 30, 2019.

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2022 - 2027	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$11,135	$4,035	$7,241	$22,411
Estimated life of mine (years)	10	6	14
Discount rate	3.24%	7.57%	2.31%
Inflation rate	2.00%	3.70%	1.90%

The Company is expecting to incur annual reclamation expenses throughout the mine life.

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

19.	Share Based Payments

During the three and six months ended June 30, 2019, the Company recognized $568 and $1,649 (three and six months ended June 30, 2018 - $2,031 and $2,984, respectively) of share-based payment expense related to the outstanding deferred, restricted and performance share units.

For the three and six months ended June 30, 2019, the Company recognized a share-based payment expense of $108 and $376 related to stock options (three and six months ended June 30, 2018 – $381 and $705).

(a) Deferred Share Units

	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2017	974,176	$5,094
Grants	101,612	482
Units paid out in cash	(225,724)	(1,251)
Change in fair value	-	(1,209)
Outstanding, December 31, 2018	850,064	3,116
Grants	111,807	405
Change in fair value	-	(780)
Outstanding, June 30, 2019	961,871	$2,741

(b) Restricted Share Units

	Cash Settled		Equity Settled
	Number of Restricted Share Units	Fair Value	Number of Restricted Share Units
Outstanding, December 31, 2017	980,476	$3,935	390,751
Grants	87,759	414	422,030
Units paid out in cash	(405,821)	(1,915)	-
Vested	-	-	(78,150)
Forfeited or cancelled	(3,029)	(15)	-
Changes in fair value and vesting	-	(362)	-
Outstanding, December 31, 2018	659,385	2,057	734,631
Grants	139,661	506	633,914
Units paid out in cash	(395,817)	(1,422)	-
Vested	-	-	(201,633)
Changes in fair value and vesting	-	(459)	-
Outstanding, June 30, 2019	403,229	$682	1,166,912
Current portion		588
Non-current portion		94
Outstanding, June 30, 2019		$682

The fair value per unit of the 633,914 (December 31, 2018 – 422,030) equity settled restricted share units granted during the three and six months ended June 30, 2019 was $3.62 (C$4.83) (year ended December 31, 2018 – between $4.71 (C$6.20) and $5.54 (C$7.15)).

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Performance Share Units

	Cash Settled		Equity Settled
	Number of Performance Share Units	Fair Value	Number of Performance Share Units
Outstanding, December 31, 2017	553,459	$2,691	-
Grants	-	-	1,002,166
Units paid out in cash	(553,459)	(2,596)	-
Change in fair value and vesting	-	(95)	-
Outstanding, December 31, 2018	-	-	1,002,166
Grants	-	-	422,609
Vested	-	-	(150,325)
Outstanding, June 30, 2019	-	$-	1,274,450

During the six months ended June 30, 2019, the Company granted 422,609 (six months ended June 30, 2018 – 1,002,166) equity settled, performance share units which vest as follows: 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant. The share units granted in the current period are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.  The fair value of the share units on grant date was $3.62 (C$4.83) (six months ended June 30, 2018 –$4.71 (C$6.20)).

d) Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2019, a total of 1,574,403 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2017	1,155,527	$5.56
Exercised	(20,000)	0.85
Granted	648,502	6.21
Outstanding, December 31, 2018	1,784,029	5.85
Outstanding, June 30, 2019	1,784,029	$5.85
Vested and exercisable, December 31, 2018	826,680	$5.37
Vested and exercisable, June 30, 2019	1,459,779	$5.77

20.	Share Capital

a) Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

21.	Earnings per Share

	Three months ended June 30,		Six months ended June 30,
Basic	2019	2018	2019	2018
Net income for the period	$10,279	$11,151	$12,522	$24,905
Weighted average number of shares (000's)	160,215	159,679	160,093	159,658
Earnings per share - basic	$0.07	$0.07	$0.08	$0.16

	Three months ended June 30,		Six months ended June 30,
Diluted	2019	2018	2019	2018
Net income for the period	$10,279	$11,151	$12,522	$24,905

Weighted average number of shares (000's)	160,215	159,679	160,093	159,658
Incremental shares from options	-	357	-	213
Incremental shares from share units	2,441	103	1,840	71
Incremental shares from warrants	-	55	-	33
Weighted average diluted number of shares (000's)	162,656	160,194	161,933	159,975
Diluted earnings per share	$0.07	$0.07	$0.08	$0.16

For the three and six month ended June 30, 2019, there were 1,784,029 anti-dilutive options excluded from the above calculation (June 30, 2018 – nil).

22.	Sales

The Company’s geographical analysis of revenue from contracts with customers, attributed based on the location of the products produced, is as follows:

By-product and geographical area

	Three months ended June 30, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$49,642	$49,642
Silver-lead concentrates	9,133	-	9,133
Zinc concentrates	8,790	-	8,790
Provisional pricing adjustments	(897)	1,240	343
Sales to external customers	$17,026	$50,882	$67,908

	Three months ended June 30, 2018
	Peru	Mexico	Total
Silver-gold concentrates	$-	$51,807	$51,807
Silver-lead concentrates	10,569	-	10,569
Zinc concentrates	13,143	-	13,143
Provisional pricing adjustments	(694)	(1,159)	(1,853)
Sales to external customers	$23,018	$50,648	$73,666

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Six months ended June 30, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$91,015	$91,015
Silver-lead concentrates	19,377	-	19,377
Zinc concentrates	17,768	-	17,768
Provisional pricing adjustments	(535)	(726)	(1,261)
Sales to external customers	$36,610	$90,289	$126,899

	Six months ended June 30, 2018
	Peru	Mexico	Total
Silver-gold concentrates	$-	$98,694	$98,694
Silver-lead concentrates	21,683	-	21,683
Zinc concentrates	26,931	-	26,931
Provisional pricing adjustments	(820)	(2,380)	(3,200)
Sales to external customers	$47,794	$96,314	$144,108

23.	Cost of Sales

	Three months ended June 30, 2019			Six months ended June 30, 2019
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$8,875	$17,697	$26,572	$16,954	$32,248	$49,202
Salaries and benefits	1,980	1,906	3,886	3,719	3,667	7,386
Workers' participation	185	1,603	1,788	463	2,259	2,722
Depletion and depreciation	3,283	8,419	11,702	6,347	15,007	21,354
Royalties	42	940	982	89	1,681	1,770
	$14,365	$30,565	$44,930	$27,572	$54,862	$82,434

	Three months ended June 30, 2018			Six months ended June 30, 2018
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$8,439	$15,454	$23,893	$17,139	$29,861	$47,000
Salaries and benefits	1,625	1,465	3,090	3,242	2,893	6,135
Workers' participation	591	2,029	2,620	1,140	2,973	4,113
Depletion and depreciation	3,157	8,713	11,870	6,458	15,977	22,435
Royalties	58	743	801	121	1,575	1,696
	$13,870	$28,404	$42,274	$28,100	$53,279	$81,379

24.	Selling, General, and Administration

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Selling, general and administrative	$5,821	$5,012	$10,803	$10,299
Workers' participation	433	616	656	946
	6,254	5,628	11,459	11,245
Share-based payments	709	2,412	2,025	3,690
	$6,963	$8,040	$13,484	$14,935

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

25.	Interest and Finance Income (Costs), Net

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Interest income	$458	$923	$1,221	$1,562
Interest expense	(295)	(390)	(616)	(778)
Stand by and commitment fees	(125)	(124)	(248)	(212)
Accretion expense	(145)	(194)	(321)	(372)
Loss on debt restructure	-	-	-	(465)
	$(107)	$215	$36	$(265)

26.	Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Mansfield – development of the Lindero Project
•	Corporate – corporate stewardship

	Three Months Ended June 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$17,026	$50,882	$-	$67,908
Cost of sales before depreciation and depletion	-	(11,082)	(22,146)	-	(33,228)
Depreciation and depletion in cost of sales	-	(3,283)	(8,419)	-	(11,702)
Selling, general, and administration	(3,969)	(983)	(2,011)	-	(6,963)
Other expenses	(111)	(193)	(550)	550	(304)
Finance items	136	(24)	119	-	231
Segment (loss) profit before taxes	(3,944)	1,461	17,875	550	15,942
Income taxes	(1,627)	(484)	(6,259)	2,707	(5,663)
Segment (loss) profit after taxes	$(5,571)	$977	$11,616	$3,257	$10,279

	Three Months Ended June 30, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$23,018	$50,648	$-	$73,666
Cost of sales before depreciation and depletion	-	(10,713)	(19,691)	-	(30,404)
Depreciation and depletion in cost of sales	-	(3,157)	(8,713)	-	(11,870)
Selling, general, and administration	(5,250)	(908)	(1,882)	-	(8,040)
Other income (expenses)	(150)	2	(662)	(170)	(980)
Finance items	(354)	2,719	347	-	2,712
Segment (loss) profit before taxes	(5,754)	10,961	20,047	(170)	25,084
Income taxes	(1,468)	(3,817)	(7,567)	(1,081)	(13,933)
Segment (loss) profit after taxes	$(7,223)	$7,143	$12,482	$(1,251)	$11,151

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Six months ended June 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$36,610	$90,289	$-	$126,899
Cost of sales before depreciation and depletion	-	(21,225)	(39,855)	-	(61,080)
Depreciation and depletion in cost of sales	-	(6,347)	(15,007)	-	(21,354)
Selling, general, and administration	(7,973)	(1,979)	(3,532)	-	(13,484)
Other expenses	(300)	(544)	(1,177)	(2,336)	(4,357)
Finance items	(34)	(1,397)	244	-	(1,187)
Segment (loss) profit before taxes	(8,307)	5,118	30,962	(2,336)	25,437
Income taxes	(1,817)	(1,572)	(10,655)	1,129	(12,915)
Segment (loss) profit after taxes	$(10,124)	$3,546	$20,307	$(1,207)	$12,522

	Six months ended June 30, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$47,794	$96,314	$-	$144,108
Cost of sales before depreciation and depletion	-	(21,642)	(37,302)	-	(58,944)
Depreciation and depletion in cost of sales	-	(6,458)	(15,977)	-	(22,435)
Selling, general, and administration	(9,311)	(1,986)	(3,638)	-	(14,935)
Other income (expenses)	(51)	(15)	(2,758)	(170)	(2,994)
Finance items	(1,171)	3,207	568	-	2,604
Segment (loss) profit before taxes	(10,533)	20,900	37,207	(170)	47,404
Income taxes	(1,654)	(7,328)	(12,248)	(1,269)	(22,499)
Segment (loss) profit after taxes	$(12,187)	$13,572	$24,959	$(1,439)	$24,905

	June 30, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$30,521	$133,320	$251,354	$408,115	$823,310
Total liabilities	$82,093	$37,597	$36,044	$50,687	$206,421
Capital expenditures	$769	$6,480	$6,858	$98,799	$112,906

	December 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$31,739	$174,985	$286,621	$293,172	$786,517
Total liabilities	$84,575	$35,568	$38,220	$25,350	$183,713
Capital expenditures (twelve months)	$1,448	$16,400	$16,224	$83,335	$117,407

27.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.
Interest rate swaps, and metal contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Marketable securities – warrants	The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the three and six months ended June 30, 2019 there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 23

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
June 30, 2019	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$26,390	$-	$26,390	$-	$26,390	$-	$-
	$-	$26,390	$-	$26,390	$-	$26,390	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$77,220	$77,220	$-	$-	$-	$77,220
Other receivables	-	-	3,430	3,430	-	-	-	3,430
	$-	$-	$80,650	$80,650	$-	$-	$-	$80,650

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,017)	$-	$-	$(1,017)	$-	$(1,017)	$-	$-
	$(1,017)	$-	$-	$(1,017)	$-	$(1,017)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(43,840)	$(43,840)	$-	$-	$-	$(43,840)
Payroll payable	-	-	(12,007)	(12,007)	-	-	-	(12,007)
Share units payable	-	-	(3,423)	(3,423)	-	(3,423)	-	-
Finance lease obligations	-	-	(8,224)	(8,224)	-	-	-	(8,224)
Bank loan payable	-	-	(69,363)	(69,363)	-	(70,000)	-	-
Other payables	-	-	(11,069)	(11,069)	-	-	-	(11,069)
	$-	$-	$(147,926)	$(147,926)	$-	$(73,423)	$-	$(75,140)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2018	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$28,132	$-	$28,132	$-	$28,132	$-	$-
Interest rate swap asset	(224)	-	-	(224)	-	(224)	-	-
Metal forward sales contracts	-	2,646	-	2,646	-	2,646	-	-
	$(224)	$30,778	$-	$30,554	$-	$30,554	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$90,503	$90,503	$-	$-	$-	$90,503
Other receivables	-	-	3,179	3,179	-	-	-	3,179
	$-	$-	$93,682	$93,682	$-	$-	$-	$93,682

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(24,219)	$(24,219)	$-	$-	$-	$(24,219)
Payroll payable	-	-	(14,976)	(14,976)	-	-	-	(14,976)
Share units payable	-	-	(5,173)	(5,173)	-	(5,173)	-	-
Finance lease obligations	-	-	(8,766)	(8,766)	-	-	-	(8,766)
Bank loan payable	-	-	(69,302)	(69,302)	-	(70,000)	-	-
Other payables	-	-	(4,030)	(4,030)	-	-	-	(4,030)
	$-	$-	$(126,466)	$(126,466)	$-	$(75,173)	$-	$(51,991)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

28.	Supplemental cashflow information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Loan and lease obligation	Interest rate swaps
As at January 1, 2018	$39,871	906	(140)
Transaction costs	(1,338)	-	-
Loss on debt modifications	653	-	-
Interest	116	-	228
Principal payments	-	(1,932)	-
Additions	30,000	9,792	-
Changes in fair value	-	-	(312)
As at December 31, 2018	69,302	8,766	(224)
Initial recognition of IFRS 16	-	7,316	-
As at January 1, 2019	69,302	16,082	(224)
Interest	61	584	-
Principal payments	-	(4,189)	-
Additions	-	2,591	-
Foreign exchange	-	54	-
Changes in fair value	-	-	(793)
As at June 30, 2019	$69,363	$15,122	$(1,017)

29.	Contingencies and Capital Commitments

(a) Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,431 consisting of progressive closure activities of $3,646, final closure activities of $7,156, and post-closure activities of $790. Pursuant to the closure regulations, the Company is required to provide the following guarantees with the government:

•	2019 – $7,237
•	2020 – $9,704

The Company has established a bank letter of guarantee in the amount of $7,237 on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2019.

(b) San Jose Letter of Guarantee

The Company has established two letters of guarantee in the aggregate amount of $1,126 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023 and June 15, 2022, respectively.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Other Commitments

As at June 30, 2019, the Company had capital commitments of $47,639 and $904 for civil work, equipment purchases and other services at the Lindero Project and the San Jose Mine, respectively, expected to be expended within one year.

(d) Tax Contingencies

b) Peru

The Company has been assessed $1,321, including interest and penalties of $872, for the tax year 2010 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

The Company has paid the $1,321 assessed by SUNAT and recognized this in long-term receivables and other as at June 30, 2019, as the Company believes it is probable that the appeal will be successful (note 12).

(e) SGM Royalty

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry), it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative and legal proceedings to remove reference to the royalty on the title register. To the knowledge of the Company, no response has been received from the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. In the event the royalty is payable, the amount payable from the Company’s capital resources would not have a material adverse impact on the Company’s results of operations.

(f) Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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